FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	January, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Enclosures:

Press Release, dated January 2nd, 2006, relating to: Bruno Lafont becomes Chief Executive Officer of the Lafarge Group

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, January 2, 2006

BRUNO LAFONT BECOMES CHIEF EXECUTIVE OFFICER OF THE LAFARGE GROUP

As previously announced last September by Bertrand Collomb, Chairman, and Bernard Kasriel, Chief Executive Officer, and following the decision of the Board of Directors, Bruno Lafont takes on the role of Chief Executive Officer of the Lafarge Group as of today, supported by a solid team.

The Group’s Executive Committee, in its new composition, is also operational as of today. It consists of the following members:

•	Michel Rose, Chief Operating Officer, Co-President of the Cement business

•	Ulrich Glaunach, Group Executive Vice-President, Co-President of the Cement business

•	Guillaume Roux, named Group Executive Vice-President, Co-President of the Cement business

•	Jean-Charles Blatz, Group Executive Vice-President, President of the Aggregates & Concrete business

•	Jean-Christophe Barbant, Group Executive Vice-President, President of the Roofing business

•	Isidoro Miranda, Group Executive Vice-President, President of the Gypsum business

•	Jean-Jacques Gauthier, Group Executive Vice-President, Finance

•	Christian Herrault, Group Executive Vice-President, Human Resources and Organization.

Today’s event is the culmination of a process that began almost three years ago, under the direction of the Board of Directors, to organize the succession of the senior management team, in keeping with the Group’s spirit and traditions.

Recently Chief Operating Officer of Lafarge and Member of the Board of Directors, Bruno Lafont has conducted his entire career within the Group. He had joint responsibility for the Cement Division and was overseeing the Aggregates & Concrete Division, as well as Lafarge North America.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brindamour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Page 2 of 4 Total Pages

Bruno Lafont’s career

Chief Operating Officer of Lafarge since May 2003, Bruno Lafont (born in 1956) is a graduate of the Hautes Etudes Commerciales leading business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris).

Bruno Lafont started his career at Lafarge as an internal auditor in the Finance Department in 1983. In 1984, he joined the Sanitaryware Division (no longer part of the Group) as Chief Financial Officer in Germany. He was then successively in charge of the Division’s Finance Department (1986-1988) and the International Development Department, based in Germany (1988-1989).

In 1990, he was appointed Vice President for Lafarge Cement and Aggregates & Concrete operations in Turkey and the Eastern Mediterranean zone.

In 1994, Bruno Lafont was appointed Group Executive Vice President, Finance and joined the Group’s Executive Committee, notably directing the public tender offer for Redland.

In 1998, Bruno Lafont was appointed Executive Vice President of the Gypsum Division and successfully orchestrated the Division’s international expansion in Asia and in the US, which accounts for half the worldwide plasterboard market. Between 1998 and 2003, this business saw its sales double and its geographical presence expand from 12 to 25 countries.

In May 2003, Bruno Lafont joined the Group’s Direction générale as Chief Operating Officer. He has joint responsibility for the Cement Division and oversees the Aggregates and Concrete Division, as well as Lafarge North America. Under his leadership, the Group has set about redefining the Group’s vision and reformulating its business principles by rallying all its 77,000 employees around four key priorities: sharpening its customer focus, promoting a performance-based culture, delivering performance improvements and developing employees’ expertise.

Bruno Lafont was appointed as a Member of the Group’s Board of Directors on May 25, 2005.

Attachment: Photo of Bruno Lafont

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 3rd, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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